

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 7, 2023

Thomas Fennimore
Chief Financial Officer
Luminar Technologies, Inc./DE
2603 Discovery Drive, Suite 100
Orlando, Florida 32826

   Re: Luminar Technologies, Inc./DE
     Registration Statement on Form S-4
     Filed March 1, 2023
     File No. 333-270152

Dear Thomas Fennimore:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eranga Dias at 202-551-8107 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing